As filed with the Securities and Exchange Commission on June 28, 2001

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of June, 2001

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

O.A.O. TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423400
Russian Federation

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

«ТАТНЕФТЬ»
АКЦИОНЕРЛЫК ҖӘМГЫЯТЕ
423400, Татарстан Республикасы,
Әлмәт шәһәре, Ленин ур., 75

АКЦИОНЕРНОЕ
ОБЩЕСТВО «ТАТНЕФТЬ»
423400 Республика Татарстан,
г.Альметьевск, ул.Ленина, 75

Телеграф : Альметьевск Татарстан, «Татнефть»; телетайп 724149 «Радуга»,
телефон :22-46-62, телекс : 412558 GEWON SU, ФАКС (85-53)22-49-78
Расчетный счет № 40702810100000000001 в акционерном банке «Девон - Кредит» г.Альметьевск БИК 049202792
корреспондентский счет № 30101810400000000792 в РКЦ г.Альметьевска БИК 049202000, ИНН 1644003838

June 27, 2002 No. 417/31-01

PRESS-RELEASE 28.06.02

Today, OAO Tatneft has issued consolidated financial statements for the year 2001 prepared in conformity with US GAAP. The Company's revenues for the reported year amounted to 135,086 mln. roubles, which is 38,214 mln. roubles less than in 2000. Income before tax amounted to 21,643 mln. roubles, against 45,731 mln. roubles in 2000. In 2001, the Company's net profit is 21,152 mln. roubles. (These figures are expressed in roubles of December 31, 2001 purchasing power.) The decrease in revenues and related income was primarily due to lower world prices for crude oil and oil products in 2001, if compared with 2000.

The audit of the statements was conducted by the audit firm ZAO PriceWaterhouseCoopers Audit. As a result of the audit, unqualified audit report was issued.

The statements are available if requested by fax (007 095) 937 5532 or by e-mail info@tatneft.co.ru, as well as on the Company's web site at: www.tatneftjsc.ru.

In case of any questions, you may contact Alexander Andreev or Alexei Spirenkov at (007 095) 937 5533.

Deputy General Director for economics V.P.Lavushchenko

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.O. TATNEFT

By: ______________________

Name: Shafagat F. Takhoutdinov

Title: General Director

June 28, 2002